VIA EDGAR

December 22, 2021

Mr. Robert Shapiro and Ms. Lyn Shenk

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

RE:Rollins, Inc.

Form 10-K for the Year Ended December 31, 2020

Filed February 26, 2021

Form 10-Q for the Fiscal Quarter Ended September 30, 2021

Filed October 29, 2021

File No. 001-04422

Dear Mr Shapiro and Ms. Shenk:

This letter sets forth the responses of Rollins, Inc. (the “Company,” “Rollins,” or “we”) to the comments of the Staff of the Division of Corporation Finance, Office of Trade & Services, of the United States Securities and Exchange Commission contained in the letter dated December 15, 2021 with respect to the above referenced filings.

Please understand that the Company is dedicated to its compliance with disclosure requirements and continually strives to enhance the level, clarity and transparency of its disclosures in its filings.  Rollins appreciates your review and your comment and views your comment as additional tools in achieving these goals.  The Company’s response to your comment is listed below.  For your convenience, the comment contained in your letter dated December 15, 2021 are reprinted in bold italics below.

Form 10-Q for Fiscal Quarter Ended September 30, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 19

1.

Please disclose how you expect COVID-19 (and the resulting increase in people working from or confined to their homes) to impact your future operating results, including whether you expect that COVID-19 will impact future operations differently than how it affected the current period. If possible, please also disclose the extent to which you believe revenue gains are attributable to COVID-19, pricing changes, or general growth in the market for your services.

Company Response:

At this time, we are unable to predict the extent to which the COVID-19 pandemic will ultimately impact our future operating results, including whether we expect the COVID-19 pandemic to impact future operations differently than how it affected operations during the quarterly period ended September 30, 2021. Our understanding of such impact will likely depend on future developments, which are highly uncertain and cannot be predicted at this time, including, but not limited to, the continuing duration and spread of the outbreak (and current and future variants thereof), its severity (and the severity of such current and future variants), current and future actions to contain and mitigate the virus or treat its impact (including the continuation of work from home arrangements and stay at home orders), and how quickly and to what extent normal economic and operating conditions can resume, given these uncertainties.

Additionally, we are unable to quantify the extent to which we believe revenue gains are attributable to COVID-19 versus pricing changes or general growth in the market for our services with a sufficient level of precision as required for disclosure. However, in future periods, to the extent such information is ascertainable, we will take in account the Staff’s comment when preparing our financial reports on Forms 10-K and 10-Q.

If any member of the Staff has any questions or additional comments, please contact our counsel, Stephen Fox at (404) 873-8528 or Leah Braukman at (404) 873-8144 of Arnall Golden Gregory LLP.

Sincerely,

/s/ Julie Bimmerman

Julie Bimmerman

Interim Chief Financial Officer and Treasurer

cc: Stephen Fox, Arnall Golden Gregory LLP

Leah Braukman, Arnall Golden Gregory LLP